UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 25 April 2023, London UK

European Medicines Agency validates marketing authorisation application for Jemperli (dostarlimab) plus chemotherapy for the treatment of dMMR/MSI-H primary advanced or recurrent endometrial cancer

●
Regulatory submission based on pivotal data from Part 1 of the RUBY phase III trial

GSK plc (LSE/NYSE: GSK) today announced that the European Medicines Agency (EMA) validated the Company's Type II Variation for a potential new indication for Jemperli (dostarlimab) in combination with chemotherapy for the treatment of adult patients with a type of gynaecological cancer known as mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) primary advanced or recurrent endometrial cancer. As a result, the EMA's Committee for Medicinal Products for Human Use will begin the formal review process to make a recommendation to the European Commission regarding marketing authorisation for the potential new indication.

The regulatory submission is based on the interim results of the RUBY/ENGOT-EN6/GOG3031/NSGO phase III trial. The trial met its primary endpoint of investigator-assessed progression-free survival, showing a statistically significant and clinically meaningful benefit versus placebo plus chemotherapy in patients treated with dostarlimab plus carboplatin-paclitaxel in the dMMR/MSI-H population. In addition, the safety and tolerability profile of dostarlimab in combination with carboplatin-paclitaxel was generally consistent with the known safety profiles of the individual agents. The results were presented on 27 March 2023 at a European Society for Medical Oncology Virtual Plenary and the Society of Gynecologic Oncology Annual Meeting and simultaneously published in The New England Journal of Medicine.

Hesham Abdullah, Senior Vice President, Global Head of Oncology Development, GSK said: "New treatment options are urgently needed for patients with primary advanced or recurrent endometrial cancer. With this initial filing, we are accelerating the submission of a potential new indication for dostarlimab in the patient population that demonstrated the strongest treatment effect in the RUBY phase III trial. These patients currently face significant unmet medical needs, and this combination could change the treatment paradigm for this condition. The RUBY phase III trial continues to follow patients for the dual-primary endpoint of overall survival in the intent-to-treat population."

GSK expects US regulatory filing review based on the RUBY Phase III trial results to occur in the first half of 2023.

About endometrial cancer
Endometrial cancer is found in the inner lining of the uterus, known as the endometrium. Endometrial cancer is the most common gynaecologic cancer in developed countries, with approximately 417,000 new cases reported each year worldwide[[1]], and incidence rates are expected to rise by almost 40% by 2040.[[2]][[3]] Approximately 15-20% of patients with endometrial cancer will be diagnosed with advanced disease at the time of diagnosis.[[4]]

About RUBY
RUBY is a two-part global, randomised, double-blind, multicentre phase III trial of patients with primary advanced or recurrent endometrial cancer. Part 1 is evaluating dostarlimab plus carboplatin-paclitaxel followed by dostarlimab versus carboplatin-paclitaxel plus placebo followed by placebo. Part 2 is evaluating dostarlimab plus carboplatin-paclitaxel followed by dostarlimab plus niraparib versus placebo plus carboplatin-paclitaxel followed by placebo. The primary endpoints in Part 1 are investigator-assessed PFS based on the Response Evaluation Criteria in Solid Tumours v1.1 and OS. The statistical analysis plan included pre-specified analyses of PFS in the dMMR/MSI-H and ITT populations and OS in the overall population. Pre-specified exploratory analyses of PFS in the MMRp/MSS population and OS in the dMMR/MSI-H populations were also performed. RUBY Part 1 included a broad population, including histologies often excluded from clinical trials and had approximately 10% of patients with carcinosarcoma and 20% with serous carcinoma. In Part 2, the primary endpoint is investigator-assessed PFS. Secondary endpoints in Part 1 and Part 2 include PFS per blinded independent central review, overall response rate, duration of response, disease control rate, patient-reported outcomes, and safety and tolerability.

About Jemperli (dostarlimab)
Jemperli is a programmed death receptor-1 (PD-1)-blocking antibody that binds to the PD-1 receptor and blocks its interaction with the PD-1 ligands PD-L1 and PD-L2.[[5]]

Jemperli is not approved anywhere in the world for use in combination with standard-of-care chemotherapy (carboplatin-paclitaxel) followed by dostarlimab for primary advanced or recurrent endometrial cancer. In the US, Jemperli is approved for adult patients with mismatch repair deficient (dMMR) recurrent or advanced endometrial cancer, as determined by a US FDA-approved test, that has progressed on or following a prior platinum-containing regimen in any setting and are not candidates for curative surgery or radiation. Jemperli is also indicated in the US for patients with dMMR recurrent or advanced solid tumours, as determined by a US FDA-approved test, that have progressed on or following prior treatment and have no satisfactory alternative treatment options. The latter indication is approved in the US under accelerated approval based on tumour response rate and durability of response. Continued approval for this indication in solid tumours may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

Jemperli was discovered by AnaptysBio, Inc. and licensed to TESARO, Inc., under a collaboration and exclusive license agreement signed in March 2014. The collaboration has resulted in three monospecific antibody therapies that have progressed into the clinic. These are: Jemperli (GSK4057190), a PD-1 antagonist; cobolimab, (GSK4069889), a TIM-3 antagonist; and GSK4074386, a LAG-3 antagonist. GSK is responsible for the ongoing research, development, commercialisation, and manufacturing of each of these medicines under the agreement.

Important Information for Jemperli in the EU

Indication
Jemperli is indicated as monotherapy for treating adult patients with mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) recurrent or advanced endometrial cancer that has progressed on or following prior treatment with a platinum-containing regimen.

Refer to the Jemperli EMA Reference Information for a full list of adverse events and the complete important safety information in the EU.

GSK in oncology
GSK is committed to maximising patient survival through transformational medicines. GSK's pipeline is focused on immuno-oncology, tumour cell targeting therapies and synthetic lethality. Our goal is to achieve a sustainable flow of new treatments based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, and antibody-drug conjugates, either alone or in combination.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, GSK's Q4 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

 References

[1] Faizan U, Muppidi V. Uterine Cancer. [Updated 2022 Sep 5]. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2022 Jan-. Available at: https://www.ncbi.nlm.nih.gov/books/NBK562313/.
[2] Braun MM, et al. Am Fam Physician. 2016;93(6):468-474.
[3] International Research on Cancer. Global Cancer Observatory. Cancer Tomorrow. https://gco.iarc.fr/tomorrow/en/dataviz/. Accessed 13 July 2022.
[4] Kantar Health, Cust Study (2018).
[5] Laken H, Kehry M, Mcneeley P, et al. Identification and characterization of TSR-042, a novel anti-human PD-1 therapeutic antibody. European Journal of Cancer. 2016;69,S102. doi:10.1016/s0959-8049(16)32902-1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 25, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc